EXHIBIT 99.1

NEWS RELEASE
SanDisk Corporation
951 SanDisk Drive
Milpitas, CA 95035-7932
Phone: 408-801-1000

SanDisk Announces First Quarter 2016 Results

MILPITAS, Calif., April 27, 2016 - SanDisk Corporation (NASDAQ: SNDK), a global leader in flash storage solutions, today announced results for the first quarter ended April 3, 2016. First quarter revenue of $1.37 billion increased 3 percent on a year-over-year basis and decreased 11 percent sequentially.

On a GAAP(1) basis, first quarter net income was $78 million, or $0.37 per share, compared to net income of $39 million, or $0.17 per share, in the first quarter of 2015 and net income of $135 million, or $0.65 per share, in the fourth quarter of 2015.

On a non-GAAP(2)(3) basis, first quarter net income was $167 million, or $0.82 per share, compared to net income of $134 million, or $0.62 per share, in the first quarter of 2015 and net income of $257 million, or $1.26 per share, in the fourth quarter of 2015. For a reconciliation of non-GAAP to GAAP results, see accompanying financial tables and footnotes.

“Our first quarter results mark a solid start to 2016,” said Sanjay Mehrotra, president and chief executive officer of SanDisk. “We delivered year-over-year growth in revenue, earnings and cash flow, and are pleased with the strength of our Q1 revenue in enterprise solutions, client SSDs and removable products. We are excited about the opportunities ahead as the combination of SanDisk and Western Digital will provide our customers with a tremendous breadth of solutions and deep expertise in storage across a range of applications.”

KEY FINANCIAL RESULTS

	GAAP (1)			Non-GAAP (2)
(in millions, except percentages and per share amounts)	Q1'16	Q1’15	Q4’15	Q1'16	Q1’15	Q4’15
Revenue	$1,366	$1,332	$1,543	$1,366	$1,332	$1,543
Gross profit	$543	$545	$625	$577	$574	$658
percent of revenue	40%	41%	41%	42%	43%	43%
Operating income	$137	$57	$218	$234	$198	$333
percent of revenue	10%	4%	14%	17%	15%	22%
EPS (3)	$0.37	$0.17	$0.65	$0.82	$0.62	$1.26

OTHER FINANCIAL INFORMATION

(in millions)	Q1'16	Q1’15	Q4’15
Cash, cash equivalents, short and long-term marketable securities	$4,633	$4,394	$4,123
Less aggregate principal amount of convertible senior notes outstanding	(2,497)	(2,497)	(2,497)
Net cash (4)	$2,137	$1,898	$1,627
Net cash provided by operating activities	$355	$309	$434
Less acquisition of property and equipment, net	(59)	(98)	(131)
Change in investment and notes receivable activity with Flash Ventures	189	(11)	(27)
Free cash flow (5)	$484	$200	$276

NEWS HIGHLIGHTS

•
SanDisk and IBM announced a collaboration to bring out a unique class of next-generation, software-defined, all-flash storage solutions for the data center utilizing SanDisk’s InfiniFlash™ System and software defined storage featuring IBM Spectrum Scale™ filesystem from IBM. The joint solution addresses the escalating datacenter challenges of scale, performance, agility and break-through economics.

•
SanDisk expanded its automotive solutions with an automotive grade SD™ card featuring a new suite of smart features including enhanced power failure protection, and a memory health status monitor. SanDisk also extended these new smart features to its SanDisk Industrial and SanDisk Industrial XT SD cards.

•
SanDisk introduced new retail removable products, including introducing the world’s fastest microSD™ card, featuring transfer speeds of up to 275MB/s*, and the SanDisk Ultra® USB Type-C™ Flash Drive designed specifically for next-generation devices with USB Type-C connectors.

In light of the pending acquisition of SanDisk by Western Digital Corporation (“Western Digital”), SanDisk will not hold a conference call to discuss its financial results. Concurrent with this press release, SanDisk has published business and financial commentary along with earnings presentation materials on its website at www.sandisk.com/ir.

ABOUT SANDISK
SanDisk Corporation (NASDAQ: SNDK), a Fortune 500 and S&P 500 company, is a global leader in flash storage solutions. For more than 25 years, SanDisk has expanded the possibilities of storage, providing trusted and innovative products that have transformed the electronics industry. Today, SanDisk’s quality, state-of-the-art solutions are at the heart of many of the world's largest data centers, and embedded in advanced smartphones, tablets and PCs. SanDisk’s consumer products are available at hundreds of thousands of retail stores worldwide. For more information, visit www.sandisk.com.

© 2016 SanDisk Corporation. All rights reserved. SanDisk and SanDisk Ultra are trademarks of SanDisk Corporation, registered in the United States and other countries. InfiniFlash is a trademark of SanDisk Corporation. SD is a trademark of SD-3C, LLC. USB Type-C is a trademark of USB Implementers Forum. Other brand names mentioned herein are for identification purposes only and may be the trademarks of their respective holder(s).

*	Up to 275 MB/s read; up to 100 MB/s write. Based on internal testing; performance may be lower depending upon host device, interface, usage conditions and other factors. 1 MB = 1,000,000 bytes.

(1)	GAAP represents U.S. Generally Accepted Accounting Principles.

(2)
Non-GAAP represents GAAP excluding the impact of share-based compensation, inventory step-up expense, amortization and impairment of acquisition-related intangible assets, Western Digital acquisition-related expenses, gains and losses related to the shortened duration and expected liquidation prior to their effective maturity of marketable securities due to the pending acquisition of SanDisk by Western Digital, gains and losses due to the modifications and terminations of warrants, non-cash economic interest expense associated with the convertible senior notes, non-cash change in fair value of the liability component of the convertible senior notes due to the conversion of a portion of the 1.5% Convertible Senior Notes due 2017 and related tax adjustments.

(3)	Non-GAAP diluted shares are adjusted for the impact of expensing share-based compensation and include the impact of offsetting shares from the call options related to the convertible senior notes.

(4)	Net cash is defined as cash, cash equivalents, short and long-term marketable securities, minus the aggregate principal amount of the outstanding convertible senior notes.

(5)
Free cash flow is defined as net cash provided by operating activities less (a) acquisition of property and equipment, net, and (b) net investment and notes receivables activity with Flash Ventures. Calculation of free cash flow may not agree to the sum of the components presented due to rounding.

This news release contains certain forward-looking statements, including those regarding our pending acquisition by Western Digital, industry environment, our business prospects, our intended financial, operational and strategic plans and priorities, our future financial performance and market share, our customer base, customer qualifications and product mix, technology trends and adoption, strategic relationships, and new products and technologies, that are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate.

Risks that may cause these forward-looking statements to be inaccurate include, among others:

•
the announcement and pendency of our agreement to be acquired by Western Digital or the failure of our pending acquisition by Western Digital to be completed on a timely basis, or at all, or any materially burdensome conditions that may be imposed, or inability to achieve the expected benefits from the acquisition;

•
failure to effectively or efficiently execute on our financial, operational or strategic plans or priorities, which may change, may not have the effects that we anticipate or otherwise be successful on the timeline that we expect or at all or may have unanticipated consequences;

•	changes in industry supply and demand environment, and production and pricing levels being different than what we anticipate;

•	competitive pricing pressures or product mix changes, resulting in lower average selling prices, lower revenues and reduced margins;

•
excess or mismatched captive memory output, capacity or inventory, resulting in lower average selling prices, financial charges and impairments, lower gross margin or other consequences, or insufficient or mismatched captive memory output, capacity or inventory, resulting in lost revenue and growth opportunities;

•
inability to develop, or unexpected difficulties or delays in developing or ramping with acceptable yields, new technologies, such as 3D NAND technology, 3D ReRAM, or the failure of new technologies to effectively compete with those of our competitors;

•	inability to reduce product costs to keep pace with reductions in average selling prices, resulting in lower or negative product gross margin;

•
potential delays in product development or lack of customer acceptance and qualification of our solutions, including on new technologies, particularly our 3D NAND technology, enterprise solutions, client SSDs and embedded flash storage solutions;

•
slower than anticipated growth, lower than anticipated demand or weakness in demand in one or more of our product categories, such as enterprise, embedded products or SSDs, or adverse changes in our product or customer mix;

•	failure to successfully sell enterprise solutions on the timelines or in the quantities we expect or transition our enterprise customers to our leading edge solutions;

•	failure or delays in making new products or technologies available in the manner and capacities we anticipate, whether due to technology or supply chain difficulties or other factors;

•
our 15-nanometer process technology, our X3 NAND memory architecture, our 3D NAND technology or our solutions utilizing these new technologies may not be available when we expect, in the capacities that we expect or perform as expected;

•	failure to continue to expand or manage the risks associated with our ventures, strategic partnerships and commercial relationships, such as with Toshiba, including the risk of early termination;

•	inability to achieve the expected benefits from acquisitions and strategic relationships in a timely manner, or at all;

•	industry and technology trends not occurring in the timeline we anticipate or at all;

•	capital investments requiring additional cash or the unavailability of lease financing on terms acceptable to us;

•
the failure of all-flash storage systems to achieve the various functionality, performance and cost benefits currently anticipated, potential delays in product development or lack of customer acceptance of all-flash storage systems, and failure to manage and continue the collaboration with IBM; and

•
the other risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in our Securities and Exchange Commission filings and reports, including, but not limited to, our Annual Report on Form 10-K for the year ended January 3, 2016.

All statements made in this news release are made only as of the date of this release. We undertake no obligation to update the information in this release in the event facts or circumstances change after the date of this release.

All references to annual and quarterly periods refer to our fiscal year and fiscal quarters.

Forward-Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on SanDisk Corporation’s (“SanDisk”) current expectations, estimates and projections about the proposed merger, its business and industry, management’s beliefs, and certain assumptions made by SanDisk and Western Digital, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed merger and the expected date of closing of the merger with Western Digital’s wholly-owned subsidiary, Schrader Acquisition Corporation. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed merger include, but are not limited to, the following factors: (1) the failure to satisfy conditions to completion of the merger, including the receipt of all regulatory approvals related to the merger; (2) uncertainties as to the timing of the consummation of the merger and the ability of each party to consummate the merger; (3) risks that the proposed merger disrupts the current plans and operations of Western Digital or SanDisk; (4) the ability of Western Digital and SanDisk to retain and hire key personnel; (5) competitive responses to the proposed merger; (6) unexpected costs, charges or expenses resulting from the merger; (7) the outcome of any legal proceedings that could be instituted against Western Digital, SanDisk or their respective directors related to the merger agreement; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; (9) the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; (10) delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the merger; and (11) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger. The forward-looking statements in this document speak only as of the date of the particular statement. Neither SanDisk nor Western Digital undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SanDisk’s overall business, including those more fully described in SanDisk’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2016, and its quarterly reports filed on Form 10-Q for fiscal year 2015, and Western Digital’s overall business and financial condition, including those more fully described in Western Digital’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended July 3, 2015 and its quarterly reports filed on Form 10-Q for the current fiscal year.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Western Digital filed with the SEC a Registration Statement on Form S-4 which includes a joint proxy statement/prospectus of SanDisk and Western Digital. The Registration Statement on Form S-4 was declared effective on February 5, 2016. Each of SanDisk and Western Digital are providing the joint proxy statement/prospectus to their respective stockholders. SanDisk and Western Digital also plan to file other documents with the SEC regarding the proposed merger. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which SanDisk or Western Digital may file with the SEC in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF SANDISK AND WESTERN DIGITAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain copies of all documents filed with the SEC regarding this merger, free of charge, at the SEC’s website (www.sec.gov). In addition, copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com. Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.westerndigital.com.

Source: SanDisk Corporation

Investor Contacts:
Jay Iyer
408-801-2067, jay.iyer@sandisk.com

Brendan Lahiff
408-801-1732, brendan.lahiff@sandisk.com

Media Contact:
Laura Bakken
408-801-7653, laura.bakken@sandisk.com

# # # # #

SanDisk Corporation
Preliminary Condensed Consolidated Statements of Operations
(in thousands, except per share amounts, unaudited)

	Three months ended
	April 3, 2016	March 29, 2015
Revenue	$1,365,736	$1,332,241

Cost of revenue	794,135	762,483
Amortization of acquisition-related intangible assets	28,276	24,756
Total cost of revenue	822,411	787,239
Gross profit	543,325	545,002
Operating expenses:
Research and development	244,187	222,726
Sales and marketing	96,030	101,820
General and administrative	40,590	48,047
Amortization of acquisition-related intangible assets	6,397	13,681
Impairment of acquisition-related intangible assets	—	61,000
Restructuring and other	47	40,541
Western Digital acquisition-related expenses	18,963	—
Total operating expenses	406,214	487,815
Operating income	137,111	57,187
Other income (expense), net	(15,350)	(23,570)
Income before income taxes	121,761	33,617
Provision for (benefit from) income taxes	43,408	(5,408)
Net income	$78,353	$39,025
Net income per share:
Basic	$0.39	$0.18
Diluted	$0.37	$0.17
Shares used in computing net income per share:
Basic	201,928	211,428
Diluted	209,923	224,049

SanDisk Corporation
Reconciliation of Preliminary GAAP to Non-GAAP Operating Results (1)
(in thousands, except per share data, unaudited)

	Three months ended
	April 3, 2016	March 29, 2015
SUMMARY RECONCILIATION OF NET INCOME:

GAAP NET INCOME	$78,353	$39,025
Share-based compensation (a)	43,699	41,410
Amortization of acquisition-related intangible assets (b)	34,673	38,437
Impairment of acquisition-related intangible assets (c)	—	61,000
Western Digital acquisition-related expenses (d)	18,987	—
Convertible debt interest (e)	23,333	22,134
Income tax adjustments (f)	(31,753)	(68,319)
NON-GAAP NET INCOME	$167,292	$133,687

GAAP COST OF REVENUE	$822,411	$787,239
Share-based compensation (a)	(5,376)	(4,062)
Amortization of acquisition-related intangible assets (b)	(28,276)	(24,756)
NON-GAAP COST OF REVENUE	$788,759	$758,421

GAAP GROSS PROFIT	$543,325	$545,002
Share-based compensation (a)	5,376	4,062
Amortization of acquisition-related intangible assets (b)	28,276	24,756
NON-GAAP GROSS PROFIT	$576,977	$573,820

GAAP RESEARCH AND DEVELOPMENT EXPENSES	$244,187	$222,726
Share-based compensation (a)	(21,960)	(21,043)
NON-GAAP RESEARCH AND DEVELOPMENT EXPENSES	$222,227	$201,683

GAAP SALES AND MARKETING EXPENSES	$96,030	$101,820
Share-based compensation (a)	(9,355)	(9,535)
NON-GAAP SALES AND MARKETING EXPENSES	$86,675	$92,285

GAAP GENERAL AND ADMINISTRATIVE EXPENSES	$40,590	$48,047
Share-based compensation (a)	(7,008)	(6,770)
NON-GAAP GENERAL AND ADMINISTRATIVE EXPENSES	$33,582	$41,277

GAAP TOTAL OPERATING EXPENSES	$406,214	$487,815
Share-based compensation (a)	(38,323)	(37,348)
Amortization of acquisition-related intangible assets (b)	(6,397)	(13,681)
Impairment of acquisition-related intangible assets (c)	—	(61,000)
Western Digital acquisition-related expenses (d)	(18,963)	—
NON-GAAP TOTAL OPERATING EXPENSES	$342,531	$375,786

GAAP OPERATING INCOME	$137,111	$57,187
Cost of revenue adjustments (a) (b)	33,652	28,818
Operating expense adjustments (a) (b) (c) (d)	63,683	112,029
NON-GAAP OPERATING INCOME	$234,446	$198,034

GAAP OTHER INCOME (EXPENSE), NET	$(15,350)	$(23,570)
Western Digital acquisition-related expenses (d)	24	—
Convertible debt interest (e)	23,333	22,134
NON-GAAP OTHER INCOME (EXPENSE), NET	$8,007	$(1,436)

GAAP NET INCOME	$78,353	$39,025
Cost of revenue adjustments (a) (b)	33,652	28,818
Operating expense adjustments (a) (b) (c) (d)	63,683	112,029
Other income (expense) adjustments (d) (e)	23,357	22,134
Income tax adjustments (f)	(31,753)	(68,319)
NON-GAAP NET INCOME	$167,292	$133,687

Diluted net income per share:
GAAP	$0.37	$0.17
Non-GAAP	$0.82	$0.62

Shares used in computing diluted net income per share:
GAAP	209,923	224,049
Non-GAAP (g)	204,001	216,842

SanDisk Corporation
Reconciliation of Preliminary GAAP to Non-GAAP Operating Results (1)
(in thousands, unaudited)

	Three months ended
	April 3, 2016	March 29, 2015
SUMMARY RECONCILIATION OF DILUTED SHARES:

GAAP	209,923	224,049
Adjustments for share-based compensation	(64)	220
Offsetting shares from call options	(5,858)	(7,427)
Non-GAAP (g)	204,001	216,842

(1)
To supplement our condensed consolidated financial statements presented in accordance with generally accepted accounting principles (GAAP), we use non-GAAP measures of operating results, net income and net income per share, which are adjusted from results based on GAAP to exclude certain expenses, gains and losses. These non-GAAP financial measures are provided to enhance the user's overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow us. For example, because the non-GAAP results exclude the expenses we recorded for share-based compensation, amortization of acquisition-related intangible assets related to acquisitions of FlashSoft Corporation in February 2012, Schooner Information Technology, Inc. in June 2012, SMART Storage Systems in August 2013 and Fusion-io, Inc. in July 2014, inventory step-up expense, impairment of acquisition-related in-process research and development intangible assets, Western Digital Corporation acquisition-related expenses, gains and losses related to the shortened duration or liquidation prior to their effective maturity of marketable securities due to the pending acquisition of SanDisk by Western Digital, non-cash economic interest expense associated with the convertible senior notes, non-cash change in fair value of the liability component of the convertible senior notes due to the conversion of a portion of the 1.5% Convertible Senior Notes due 2017, gains and losses related to modifications and terminations of warrants and related tax adjustments, we believe the inclusion of non-GAAP financial measures provides consistency in our financial reporting. In addition, our non-GAAP diluted shares are adjusted for the impact of expensing share-based compensation and include the impact of the call options which, when exercised, will offset the issuance of dilutive shares from the convertible senior notes, while our GAAP diluted shares exclude the anti-dilutive impact of these call options. These non-GAAP results are some of the primary indicators management uses for assessing our performance, allocating resources, and planning and forecasting future periods. Further, management uses non-GAAP information that excludes certain charges, such as share-based compensation, amortization of acquisition-related intangible assets, inventory step-up expense, impairment of acquisition-related in-process research and development intangible assets, Western Digital acquisition-related expenses, gains and losses related to the shortened duration or liquidation prior to their effective maturity of marketable securities due to the pending acquisition of SanDisk by Western Digital, non-cash economic interest expense associated with the convertible senior notes, non-cash change in fair value of the liability component of the convertible senior notes due to the conversion of a portion of the 1.5% Convertible Senior Notes due 2017, gains and losses related to modifications and terminations of warrants and related tax adjustments, as these non-GAAP charges do not reflect the cash operating results of the business or the ongoing results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

(a)	Share-based compensation expense.

(b)
Amortization of acquisition-related intangible assets, primarily developed technology, customer relationships, and trademarks and trade names related to the acquisitions of FlashSoft Corporation, Schooner Information Technology, Inc., SMART Storage Systems and Fusion-io, Inc.

(c)	Impairment of acquisition-related in-process research and development intangible assets related to the acquisition of Fusion-io, Inc.

(d)
Incremental expense related to the pending acquisition of SanDisk by Western Digital, primarily for transaction, legal, employee-related and other costs, gains and losses related to the shortened duration and expected liquidation prior to their effective maturity date of marketable securities, and gains and losses related to modifications and terminations of warrants.

(e)
Incremental interest expense related to the non-cash economic interest expense associated with the convertible senior notes and the non-cash change in fair value of the liability component of the convertible senior notes due to the conversion of a portion of the 1.5% Convertible Senior Notes due 2017.

(f)
Income taxes associated with certain non-GAAP to GAAP adjustments and the effects of one-time income tax adjustments recorded in a specific quarter for GAAP purposes are reflected on a forecast basis in the non-GAAP tax rate but not in the forecasted GAAP tax rate.

(g)	Non-GAAP diluted shares are adjusted for the impact of expensing share-based compensation and include the impact of offsetting shares from the call options related to the convertible senior notes.

SanDisk Corporation
Preliminary Condensed Consolidated Balance Sheets
(in thousands, unaudited)

	April 3, 2016	January 3, 2016
ASSETS
Current assets:
Cash and cash equivalents	$3,271,927	$1,478,948
Short-term marketable securities	1,249,367	2,527,245
Accounts receivable, net	497,183	618,191
Inventory	881,056	809,395
Other current assets	253,847	226,007
Total current assets	6,153,380	5,659,786
Long-term marketable securities	112,195	117,142
Property and equipment, net	790,402	817,130
Notes receivable and investments in Flash Ventures	899,419	1,009,989
Deferred taxes	310,724	325,033
Goodwill	831,328	831,328
Intangible assets, net	266,644	296,726
Other non-current assets	147,764	173,627
Total assets	$9,511,856	$9,230,761

LIABILITIES, CONVERTIBLE SHORT-TERM DEBT CONVERSION OBLIGATION AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable trade	$292,797	$323,280
Accounts payable to related parties	194,580	177,510
Convertible short-term debt (1)	2,175,578	913,178
Terminated warrant liability	417,934	—
Other current accrued liabilities	405,922	353,940
Deferred income on shipments to distributors and retailers and deferred revenue	205,798	235,572
Total current liabilities	3,692,609	2,003,480
Convertible long-term debt (1)	—	1,237,776
Non-current liabilities	179,419	170,093
Total liabilities	3,872,028	3,411,349

Convertible short-term debt conversion obligation (1)	309,753	80,488

Stockholders' equity:
Common stock	4,612,183	5,203,926
Retained earnings	812,225	733,937
Accumulated other comprehensive loss	(94,333)	(198,939)
Total stockholders' equity	5,330,075	5,738,924
Total liabilities, convertible short-term debt conversion obligation and stockholders’ equity	$9,511,856	$9,230,761

(1)
As of April 3, 2016, the convertible debt is convertible due to the pending acquisition of SanDisk by Western Digital Corporation and as a result is classified as short term. The convertible short-term debt conversion obligation represents the difference between the carrying values prior to debt issuance costs and the principal amounts of the convertible debt due in cash upon conversion.

SanDisk Corporation
Preliminary Condensed Consolidated Statements of Cash Flows
(in thousands, unaudited)

	Three months ended
	April 3, 2016	March 29, 2015
Cash flows from operating activities:
Net income	$78,353	$39,025
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred taxes	14,553	(965)
Depreciation	68,356	69,081
Amortization	70,991	83,374
Provision for doubtful accounts	(443)	330
Share-based compensation expense	43,699	41,410
Excess tax benefit from share-based plans	(5,743)	(8,865)
Impairment and other	641	63,709
Other non-operating	(23,733)	(4,187)
Changes in operating assets and liabilities:
Accounts receivable, net	121,451	252,899
Inventory	(71,799)	(13,945)
Other assets	(5,294)	(94,673)
Accounts payable trade	(16,209)	(26,090)
Accounts payable to related parties	17,070	11,819
Other liabilities	63,250	(104,057)
Total adjustments	276,790	269,840
Net cash provided by operating activities	355,143	308,865
Cash flows from investing activities:
Purchases of short and long-term marketable securities	(299,154)	(692,656)
Proceeds from sales of short and long-term marketable securities	1,361,719	1,045,097
Proceeds from maturities of short and long-term marketable securities	207,896	99,881
Acquisition of property and equipment, net	(59,458)	(98,287)
Notes receivable issuances to Flash Ventures	(45,723)	(100,499)
Notes receivable proceeds from Flash Ventures	234,524	89,693
Purchased technology and other assets	16,628	(1,500)
Net cash provided by investing activities	1,416,432	341,729
Cash flows from financing activities:
Repayment of debt financing	—	(68)
Proceeds from employee stock programs	39,344	30,844
Excess tax benefit from share-based plans	5,743	8,865
Dividends paid	(2,574)	(64,503)
Repurchase of common stock	—	(750,140)
Taxes paid related to net share settlement of equity awards	(30,525)	(33,759)
Net cash provided by (used in) financing activities	11,988	(808,761)
Effect of changes in foreign currency exchange rates on cash	9,416	(896)
Net increase (decrease) in cash and cash equivalents	1,792,979	(159,063)
Cash and cash equivalents at beginning of period	1,478,948	809,003
Cash and cash equivalents at end of period	$3,271,927	$649,940

SanDisk Corporation
Preliminary Quarterly Metrics
(unaudited)

Revenue Mix by Category (1)

% of revenue
Percentages may not add to 100% due to rounding

	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q2'15	Q3'15	Q4'15	Q1'16
Removable (2)	40%	40%	38%	33%	38%	44%	37%	41%	39%
Embedded (3)	20%	19%	24%	26%	25%	20%	27%	22%	16%
Enterprise Solutions (4)	6%	8%	10%	15%	14%	14%	11%	13%	16%
Client SSD Solutions (5)	22%	21%	17%	16%	13%	10%	10%	12%	13%
Other (6)	11%	12%	11%	10%	10%	11%	15%	12%	16%
Total Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%

(1)	Revenue is estimated based on analysis of the information the company collects in its sales reporting processes.

(2)	Removable includes products such as cards, USB flash drives and audio/video players.

(3)	Embedded includes products that attach to a host system board.

(4)	Enterprise Solutions includes SSDs, system solutions and software used in data center applications.

(5)	Client SSD Solutions includes SSDs used in client devices and associated software.

(6)	Other includes wafers, components, accessories, and license and royalties.

Revenue Mix by Channel (1)

% of revenue

	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q2'15	Q3'15	Q4'15	Q1'16
Commercial (2)	65%	67%	68%	69%	65%	61%	67%	61%	64%
Retail	35%	33%	32%	31%	35%	39%	33%	39%	36%
Total Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%

(1)	Revenue is estimated based on analysis of the information the company collects in its sales reporting processes.

(2)	Commercial includes revenue from OEMs, system integrators, value-added resellers, direct sales, and license and royalties.

SanDisk Corporation
Preliminary Quarterly and Annual Metrics
(unaudited)

	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q2'15	Q3'15	Q4'15	Q1'16
Q/Q Change in Gigabytes Sold	-10%	+31%	+9%	+4%	-15%	-1%	+49%	+23%	-6%
Y/Y Change in Gigabytes Sold	+20%	+51%	+43%	+32%	+24%	-6%	+30%	+53%	+71%
Q/Q Change in ASP/Gigabyte	-3%	-16%	-3%	-4%	-10%	-6%	-22%	-10%	-8%
Y/Y Change in ASP/Gigabyte	-7%	-26%	-26%	-24%	-29%	-21%	-37%	-41%	-40%
Q/Q Change in Cost/Gigabyte (1)	-3%	-12%	-3%	+3%	-6%	-4%	-24%	-12%	-6%
Y/Y Change in Cost/Gigabyte (1)	-23%	-28%	-23%	-15%	-17%	-10%	-29%	-40%	-39%

Average Gigabyte/Unit Capacity	13.9	14.1	16.5	22.3	20.8	19.2	23.5	23.9	25.6

As of end of period:
Factory Headcount (2)(3)	1,366	2,874	3,276	3,284	3,149	3,149	3,322	3,456	3,536
Non-Factory Headcount (4)	4,490	4,664	5,461	5,412	5,490	5,371	5,292	5,334	5,333
Total Headcount	5,856	7,538	8,737	8,696	8,639	8,520	8,614	8,790	8,869

(1)	Cost per gigabyte and cost reduction are non-GAAP and are computed from non-GAAP cost of revenue.

(2)	Reflects SanDisk China and Malaysia factory employees, excluding temporary and contract workers.

(3)	During 2014, 1,505 employees were converted from contractor to employee status in SanDisk’s assembly and test facility in China.

(4)	Reflects SanDisk non-factory employees, excluding temporary and contract workers.